SAMPLE OF COMPANY'S STANDARD STOCK CERTIFICATE CONTAINING THE FOLLOWING
INFORMATION:


1.  Number of certificate                        0
2.  Number of shares represented by certificate  0
3.  Title of stock and CUSIP number
4.  Name of stockholder                          NONE
5.  Date of issuance                             NONE
6.  Corporate seal BIO MARINE TECHNOLOGY, INC. CORPORATE SEAL DELAWARE
7.  Signatures of president and secretary of corporation at time of issuance.